

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 22, 2019

Mark K. Mason
Chairman of the Board, President and CEO
HomeStreet, Inc.
601 Union Street, Suite 2000
Seattle, WA 98101

>   **Re: HomeStreet, Inc.**
>   **DEFA14A filing made under cover of Schedule 14A**
>   **Filed on May 16, 2019 by HomeStreet, Inc.**
>   **File No. 001-35424**

Dear Mr. Mason,

We have reviewed the above-captioned filing, and have the following comments. Our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

DEFA14A filed May 16, 2019 on Schedule 14A

1. The press release excerpt indicates that "the SEC had no objection to HomeStreet's filing of its definitive proxy statement" upon review of HomeStreet's explanation of events relating to HomeStreet's efforts to comply with Rule 14a-13. This statement creates the implication that "the SEC" reached a legal conclusion on the sufficiency of HomeStreet's explanation. Please file a corrective statement that expressly indicates that the U.S. Securities and Exchange Commission did not review HomeStreet's explanation or its proxy statement and accordingly did not express a view on whether or not HomeStreet complied with Rule 14a-13.

2. Rule 14a-13 mandates that the registrant shall conduct the inquiry required by Rule 14a-13(a)(1) "at least 20 business days prior to the record date…" Based on the information HomeStreet has now publicly disclosed, HomeStreet represents that the search specified under Rule 14a-13(a)(3) was only initiated within the required timeframe. Notwithstanding HomeStreet's characterization that it relied on its agent "in ensuring compliance," HomeStreet — as distinguished from its agent — is obligated to "make" the inquiry required under Rule 14a-13(a)(1). Because the inquiry required of all persons specified under Rule 14a-13(a)(1) was not effectuated, compliance with Rule 14a-13(a)(3) was not perfected. Please file an explanatory statement that acknowledges HomeStreet's non-compliance.

While the staff in the Division of Corporation Finance will not undertake any further examination of HomeStreet's non-compliance with Rule 14a-13 at this time, we reserve the right to make further inquiry into this matter and make any recommendations or referrals deemed appropriate.

We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Beth E. Berg, Esq.
        Kai H.E. Liekefett, Esq.